SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 2016
Commission File Number 0-28800
______________________
DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(
Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F        Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2016, incorporated by reference herein:
Exhibit
99.1 Release dated May 24, 2016, entitled “EXERCISE OF OPTIONS AND SALE OF
SHARES”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: May 24 2016 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD”)
EXERCISE OF OPTIONS AND SALE OF SHARES
In compliance with paragraph 3.63 of the JSE Limited Listings
Requirements (“Listings Requirements”), the following information regarding transactions by directors of a major subsidiary of DRDGOLD is disclosed:
Name of director: Mr W J Schoeman
Name of company: Ergo Mining Operations Proprietary
Limited
Date of transaction: 19 May 2016
Nature of transaction: Exercise of options in terms of the
DRDGOLD (1996) Share Option Scheme
and subsequent sale of shares
Class of securities: Options in respect of DRDGOLD
ordinary shares
Number of options exercised and 99 175 at R5.12 per share
strike price:
Total value of transaction: R507 776.00
Number of shares sold and 99175 at R8.2515
selling price:
Total value of sale: R818 342.51
Name of director: Mr H N Gouws
Name of company: Ergo Mining Proprietary Limited
Date of transaction: 20 May 2016
Nature of transaction: Exercise of options in terms of the
DRDGOLD (1996) Share Option Scheme
and subsequent sale of shares
Class of securities: Options in respect of DRDGOLD
ordinary shares
Number of options exercised and 56 650 at R5.12 per share
strike price:
Total value of transaction: R290 048.00

Number of shares sold and 56 650 at R8.4588
selling price:
Total value of sale: R479 191.02
Name of director: Mr M Burrell
Name of company: Ergo Mining Proprietary Limited
Date of transaction: 20 May 2016
Nature of transaction: Exercise of options in terms of the
DRDGOLD (1996) Share Option Scheme
and subsequent sale of shares
Class of securities: Options in respect of DRDGOLD
ordinary shares
Number of options exercised and 26 325 at R5.12 per share
strike price:
Total value of transaction: R134 784.00
Number of shares sold and 26 325 at R8.4574
selling price:
Total value of sale: R222 641.06
The nature of the directors’ interest is direct beneficial.
The exercise of options was completed off-market and the sale of shares was concluded on-market.

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the Chief
Financial Officer of DRDGOLD. The above trade was completed outside of a closed period.
Johannesburg
24 May 2016
Sponsor
One Capital